

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 24, 2006

<u>via U.S. mail and facsimile</u>

J. Brian Ferguson
Chief Executive Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37660

      RE: Eastman Chemical Company
              Form 10- K for the Fiscal Year Ended December 31, 2005
              File No. 1-12626

Dear Mr. Ferguson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Nili Shah
                     Accounting Branch Chief